Notice of Exempt Solicitation

Name of the registrant:

Tesla, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of October 27, 2025, email sent by Kyle Seeley, Deputy Director of Corporate Governance, New York State Common Retirement Fund

Dear Tesla Shareholders:

As Trustee of the New York State Common Retirement Fund, I urge Tesla, Inc., shareholders to join me in voting:

•	AGAINST directors Ira Ehrenpreis, Joe Gebbia, and Kathleen Wilson-Thompson;
•	AGAINST Proposal 3, the Amended and Restated 2019 Equity Incentive Plan;
•	AGAINST Proposal 4, the 2025 CEO Performance Award; and,
•	FOR Proposal 10, to Amend the Bylaws to Repeal 3% Derivative Suit Ownership Threshold, which was filed by the New York State Common Retirement Fund.

Tesla’s classified Board of Directors has failed to provide the independent oversight and accountability that shareholders should expect from a public company of its size and significance. Directors Ehrenpreis, Gebbia, and Wilson-Thompson bear responsibility for enabling inflated and poorly designed pay packages for CEO Elon Musk, neglecting to exercise independent judgment, and allowing repeated governance failures that have contributed to brand damage, extreme stock volatility, legal risk, and the erosion of your rights as Tesla owner.

The Board’s Proposals 3 and 4 to grant Elon Musk another historic equity award—after a court voided his previous $55.8 billion package (twice) for its “deeply flawed” process—show a stunning disregard yet again for shareholder concerns. Still operating with an alarming lack of independence, rather than reforming its approach, Tesla’s Board has chosen to double down on excess pay, undue discretion, concentration of voting power, and prioritizing Musk over the interests of every other Tesla shareholder. Musk’s current significant stake in Tesla has failed to focus his attention on the company. Now, despite these distractions, the Board proposes to reward Musk, currently one of the richest men in the world, with another unprecedented pay package. Especially troubling are reports that Musk may be able to collect more than $50 billion in pay by meeting “easier goals that won’t necessarily revolutionize Tesla’s products or business,” according to Reuters.

I am deeply concerned about the continued entrenchment, weak governance, and lack of accountability at Tesla—concerns that led me and co-filer New York City Comptroller Brad Lander to file Proposal 10, which seeks to restore our ability to hold the Board accountable through the courts. Despite assuring investors that the move to Texas would not weaken shareholder protections, on May 15, 2025, Tesla’s Board adopted a bylaw requiring a 3% ownership threshold to file a shareholder derivative suit. The company did this by invoking the new Texas Law SB29.This unilateral bylaw change means only Elon Musk and a handful of the largest asset managers could ever meet the threshold—effectively insulating Tesla’s officers and directors from legal accountability, no matter how serious or widespread the misconduct. Courts already have mechanisms to dismiss frivolous claims; this bylaw merely shields insiders from legitimate oversight and accountability to us owners. For these reasons alone, a vote AGAINST all three directors up for election is warranted.

Tesla’s long-term success depends on accountable leadership, independent oversight, and respect for shareholder rights. Under the current Board, those foundations have eroded—marked by outsized CEO power, weakened governance, and decisions that place management’s interests ahead of investors’. By voting AGAINST the directors, AGAINST Proposals 3 and 4, and FOR Proposal 10, shareholders can send a clear message: restore integrity, restore accountability, and put Tesla’s future back in the hands of its owners.

Sincerely,

Thomas P. DiNapoli

New York State Comptroller

Vote Against Directors Ira Ehrenpreis, Joe Gebbia and Kathleen Wilson-Thompson

Chronic Failure in CEO Oversight

Tesla’s Board of Directors, including Ehrenpreis, Gebbia and Wilson-Thompson, has consistently allowed CEO Musk’s inattention to corporate affairs and his unpredictable and highly public actions to damage Tesla’s reputation, operational stability, and investor confidence:

•	Musk’s social media conduct and public statements have repeatedly attracted scrutiny from regulatory agencies including the SEC and FTC, amplifying legal and compliance risks that distract from Tesla’s operational goals. Musk’s allegedly inappropriate public statements date back as far as 2018 when the SEC charged Musk with securities fraud for the now infamous going private “funding secured” tweet at $420 per share. As part of the settlement, Musk agreed to step down as Chairman of the Tesla Board and have his company-related communications pre-approved by Tesla.
•	In 2019 he tweeted allegedly inaccurate material information leading to further court proceedings. In 2025 he was accused of failing to timely disclose purchases of Twitter securities in 2022. These examples raise important questions about the Board’s ability to adequately provide impartial and effective oversight of Musk’s behavior as CEO and the potential adverse impact of his outside ventures on Tesla.
•	Shareholders, including major institutional investors, have repeatedly expressed alarm over Musk’s divided attention—spread thin by his various leadership roles at SpaceX, Neuralink, X (formerly Twitter), xAI, The Boring Company and formerly as part of Department of Government Efficiency (DOGE) and Senior Advisor to the President—with the Board apparently remaining passive.
•	Musk has diverted Tesla’s talent, resources, and his strategic attention to his other ventures, allegedly weakening Tesla’s ability to manage its core business. That diversion has coincided with a wave of senior staff departures at Tesla citing burnout, politicized culture, and strategic instability as reasons for leaving. Musk’s public feud with President Donald Trump directly triggered a 14% decline in Tesla stock on June 5, 2025, leading to a decrease of more than $150 billion in shareholder value overnight.
•	Despite explicit investor concerns and the clear risks to Tesla’s core business, no meaningful Board intervention to ensure Musk prioritizes Tesla’s interests has been disclosed to investors.

Volatile Performance Imperils Long-Term Shareholder Value

Tesla has experienced extraordinary price volatility and loss of market share in the electric vehicle (EV) market since the last meeting of shareholders:

•	In the past year, Tesla’s stock has experienced extraordinary volatility, trading as high as $488 per share in December 2024, and then plunging as low as $222 per share in March 2025. This represents a decline of more than 50% in less than three months.
•	Tesla’s year-over-year revenue for the second quarter of 2025 was down 12%, the company’s steepest drop in over a decade.
•	Tesla’s market share is declining. In August 2025, Tesla’s U.S. electric vehicle market share fell to a near eight-year low of 38%, down from a high of more than 80% in 2019. As of August 2025, Tesla’s EV sales in Europe have fallen 37%. And Tesla’s EV deliveries in China for the third quarter of 2025 decreased by 8%, down more than 6% year-to-date.
•	Tesla’s net income fell 37% in the third quarter, despite record vehicle deliveries as American shoppers raced to buy electric vehicles before a federal tax credit expired last month.
•	Tesla’s stratospheric price-to-earnings ratio of 250:1—approximately 50 times that of most major automobile makers—and its projected valuation of $8.5 trillion are sometimes justified based on future revenues from Full Self-Driving (FSD), AI, and humanoid robots. However, Tesla has competitors in all three product categories—Waymo, OpenAI, and Boston Dynamics— that compete with Tesla and have the potential to outperform Tesla in the near term. In addition, the U.S. National Highway Traffic Safety Administration just launched yet another investigation into over 2.8 million Tesla vehicles equipped with FSD regarding “traffic safety law violations involving Tesla vehicles operating with FSD engaged, including proceeding through red traffic signals and driving against the proper direction of travel on public roadways.”

Governance Weaknesses and Entrenchment

The Board has perpetuated troubling governance weaknesses, severely undermining board independence and accountability:

•	Tesla’s Board remains classified despite a majority vote requesting declassification. The structure significantly impairs its accountability to shareholders.
•	The Board Chair, Robyn Denholm, appointed by Musk, has received approximately $682 million in compensation from Tesla since 2014, an unusually high figure that raises questions about her independence and impartiality.
•	The Board’s lack of independence is highlighted by the fact that a Delaware court invalidated Musk’s pay package from Tesla due to “deeply flawed” oversight by the Board, specifically implicating lack of independence and conflicts of interest due to close personal and business ties undermining the Board’s impartiality in properly reviewing the pay package, and allowing Musk to have an outsized role in the review process.

Additional Reasons to Vote AGAINST Ira Ehrenpreis

•	As chair of the Compensation Committee, Ehrenpreis oversaw and vigorously defended Musk’s unprecedented $55.8 billion compensation package—later nullified by a Delaware court due to profound procedural flaws.
•	Personal and financial ties to Musk severely compromise Ehrenpreis’s independence. Musk and Ehrenpreis have a 15-year relationship and Ehrenpreis acknowledges that his connection with Musk has had a major impact on his career success. Ehrenpreis testified in the Delaware proceeding that he did not view negotiation with Musk about his pay package as an adversarial process.
•	His continued service on the Nominating & Governance Committee exacerbates governance risks, as objective oversight is compromised by his history of enabling Musk’s demands and preferences.
•	Despite clear judicial findings and shareholder criticism, Ehrenpreis has not demonstrated willingness or capacity to enact critical governance reforms or assert necessary CEO oversight.

Additional Reasons to Vote AGAINST Joe Gebbia

•	Gebbia served as a member of the Audit Committee that has failed in its oversight responsibilities for the company’s risk management.
•	Gebbia stepped down from the 2024 Special Committee following conflict of interest allegations that highlighted his lack of independence from Musk.
•	His relationship with Musk has been described as “close friend and confidant.”
•	Recently, Musk recruited Gebbia to serve in a leadership role with DOGE, a source of distraction for Musk and substantial reason for the company’s tarnished brand reputation and diminished customer loyalty.

Additional Reasons to Vote AGAINST Kathleen Wilson-Thompson

•	A Director since 2018, Wilson-Thompson chaired and was the sole member of the Special Committee making recommendations about CEO pay and reincorporation, which continues to defend Musk’s deeply flawed compensation structure—one explicitly criticized and voided by a Delaware court.
•	Actively pushed Tesla’s controversial proposal to reincorporate in Texas, seen by many investors and governance experts as a maneuver to evade Delaware’s strong fiduciary oversight and governance standards.

Vote AGAINST Proposal 3: The Amended and Restated 2019 Equity Incentive Plan

Tesla’s 2019 proxy made clear that Elon Musk’s 2018 CEO Performance Award “was designed to be his exclusive compensation over its term, which is up to 10 years.” The 2019 Employee Stock Purchase Plan therefore did not “grant any new equity awards to Mr. Musk…until the completion, expiration, or other termination of the 2018 CEO Performance Award.” But now in 2025, Tesla is proposing amending the 2019 plan to carve out a special Musk-only share reserve, despite that the original plan was meant for other Tesla employees.

•	In addition to the broad discretion afforded by the Board for any awards to Musk from the amended 2019 Employee Stock Purchase Plan share reserve, the current bundled proposal does not permit shareholders to vote separately on these two very different proposals: one share reserve for Musk and another for all other Tesla employees.
•	The additional shares intended to attract, retain and motivate Tesla employees other than Musk, are an important tool for managing and safeguarding Tesla’s operations and growth, but the need for these shares arises only because the General Share Reserve was depleted to fund Musk's 2025 CEO Interim Award. These shares, bundled with a portion of shares solely intended to provide make-whole grants to Musk under the plan vacated by the case in Delaware, forces shareholders to either fully support or fully oppose the proposal.
•	Creating a new special reserve magnifies the risk of excessive dilution and affording Musk with more voting power over the company.

Vote AGAINST Proposal 4: The 2025 CEO Performance Award

Tesla’s Board is recommending the largest CEO pay package in history. The magnitude and design of the pay package is completely out of line with any peers. Despite the unprecedented magnitude of the 2025 CEO Performance Award (Award), this compromised Board has failed to include clearly defined performance metrics and rigorous safeguards to protect Tesla shareholders and instead provides itself with unwarranted latitude in administering the Award.

•	The Award could result in significant dilution to shareholders, approximately 12%, and may result in voting power that would permit Musk to retain and expand the outsized influence he already has on the Board. Ironically, Musk would not even be required to be an executive of the Company to reap a windfall from this Award.
•	This is of even greater concern because—based on Musk’s past decisions and actions—it is unclear whether this Award will create a true incentive for Musk to remain engaged with the company’s long-term, sustainable health and growth.
•	While many of the product goals appear demanding as presented in the proxy, the reality is that the goals are already propped up by previous results. For example, the goal of 20 million vehicles delivered includes the estimated 7.5 million vehicles delivered to date. This means that Tesla would only need to reach approximately 78 percent of its current annual delivery rate to accomplish this goal. In addition, delivery of a product or service may be counted towards more than one product goal.

•	With shareholders’ confidence in the Board’s independence and judgment significantly lacking, the Board is given broad discretion regarding the administration of the Award, including the interpretation of the requirements of the product goals. This not only raises concerns about the administration of the Award itself and the implications of the magnitude of the Award and associated potential tax and accounting issues but also raises concerns about shareholders’ ability to adequately assess the Board’s actions over the life of the Award.
•	As indicated in the proxy, this Award could result in significant dilution to shareholders and may result in the entrenchment of Musk’s voting power. Existing concerns about board independence would be further exacerbated by this potentially substantial increase in influence for Musk.
•	Based on Musk’s past decisions and actions, it is unclear whether this Award will create true incentive for Musk to not only remain CEO at Tesla, but to remain sufficiently engaged with the company’s long-term, sustainable health and growth.

Vote FOR Proposal 10: To Amend the Bylaws to Repeal 3% Derivative Suit Ownership Threshold

Tesla’s Board has engaged in a bait-and-switch by promising to uphold shareholder rights when it moved to Texas, but then immediately turning its back on them by amending its bylaws to reduce shareholder rights as soon as Texas offered an opportunity to do so.

•	Shareholders depend upon the backdrop of fiduciary duties established by law when entrusting officers and directors of a corporation to manage a company on our behalf. But this duty is enforceable only when shareholders can obtain pertinent information and bring an action against officers and directors for breach of fiduciary duty.
•	For all the reasons discussed in this letter, undoing this restriction would help restore shareholder primacy and long-term governance integrity to Tesla by not insulating its directors.

For questions, please contact the New York State Common Retirement Fund’s Corporate Governance staff at CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.